SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUE
RPURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 8, 2005

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated November 8, 2005 re: Partner Communications Reports Third Quarter 2005 Results, Attaching Full Financial Report.

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2005 RESULTS

Rosh Ha’ayin, Israel, November 08, 2005 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the third quarter of 2005. Partner reported revenues in Q3 2005 of NIS 1,352.3 million (US$ 294.1 million), EBITDA of NIS 382.7 million (US$ 83.2 million), equivalent to 28.3% of total revenue, and net income of NIS 30.9 million (US$ 6.7 million).

Commenting on the results, Partner’s CEO, Amikam Cohen, said: “Q3 2005 was the quarter in which our efforts to lead the 3G revolution in Israel stepped up a gear. We launched three more 3G handsets and a range of 3G content services. To encourage take-up we significantly increased, for a limited period in Q3, the introductory handset subsidies we offered to new and upgrading 3G subscribers. The take-up has been highly encouraging: 3G subscriber numbers more than doubled in the quarter, and at the end of the quarter, over 73,000 3G subscribers were already experiencing the wide range of our exciting 3G services. We plan to market a wider range of handsets in 2006, and we expect handset costs and subsidies to come down.”

Q3 2004 vs. Q3 2005 Comparison

	Q3 2004	Q3 2005	Change

Revenues (NIS millions)	1,348.4	1,352.3	0.3%
EBITDA (NIS millions)	413.8	382.7	(7.5)%
Operating Profit (NIS millions)	275.9	211.2	(23.5)%
Net Income (NIS millions)	114.9	30.9	(73.1)%
Cash flow from operating activities net of investing activities (NIS millions)	269.5	46.1	(82.9)%
Subscribers (thousands)	2,269	2,480	9.3%
Estimated Market Share (%)	32	32	-
Quarterly Churn Rate (%)	2.6	3.2	21.9%
Average Monthly Usage per Subscriber (minutes)	291	306	5.1%
Average Monthly Revenue per Subscriber (NIS)	176	162	(8.0)%
Average Subscriber Acquisition Costs (NIS)	277	363	31.0%

Financial Review

In Q3 2005 Partner’s revenues totaled NIS 1,352.3 million (US$ 294.1 million), approximately equivalent to the revenues of NIS 1,348.4 million in Q3 2004 and up 8.1% from NIS 1,250.9 million in Q2 2005. Compared with Q3 2004, revenues were higher primarily as a result of a larger subscriber base and increased minutes of use, but this was offset primarily by the impact of the reduction in interconnection tariffs which went into effect in March 2005. Compared with Q2 2005, the increase was driven by the seasonal growth in service revenues and growth in handset sales.

Content and data revenues for Q3 2005 accounted for 8.0% of total revenues, up from 6.4% in Q3 2004, despite the reduction in SMS interconnection tariffs, and up from 7.3% in Q2 2005. Data and content non-SMS revenues increased by 50.1% in Q3 2005 compared with Q3 2004.

Compared with Q3 2004, the cost of revenues related to services rose by 5.4% from NIS 752.5 million to NIS 792.8 million (US$ 172.4 million) in Q3 2005, and rose by 8.7% compared with NIS 729.5 million in Q2 2005. In relation to Q3 2004, the increase was due to higher depreciation and amortization charges related to the 3G network, offset by lower variable airtime costs resulting from the reduction in interconnect tariffs mandated by the Ministry of Communications. The increase compared with Q2 2005 was due primarily to higher variable airtime costs. The cost of revenues related to equipment was NIS 231.0 million (US$ 50.2 million) in Q3 2005, an increase of 20.3% from NIS 192.1 million in Q3 2004 and an increase of 46.3% from NIS 157.9 million in Q2 2005. The increase, as compared with both Q3 2004 and Q2 2005, was due to an increase in the number and average cost of handsets sold.

Overall, gross profit was NIS 328.5 million (US$ 71.4 million) in Q3 2005, representing a 18.6% decrease from NIS 403.8 million in Q3 2004, and a 9.6% decrease from NIS 363.4 million in Q2 2005. The decrease, compared with Q3 2004, was driven by the additional handset subsidies to increase 3G subscriber penetration and the increased level of depreciation and amortization on the 3G network. Compared with Q2 2005, the decrease was almost entirely from the additional handset subsidies to increase 3G subscriber penetration.

Selling and marketing expenses decreased by 10.6% in Q3 2005 to NIS 72.1 million (US$ 15.7 million) from NIS 80.7 million in Q3 2004, but increased by 10.2% from NIS 65.4 million in Q2 2005. The increase compared with Q2 2005 was principally due to distribution and marketing costs related to 3G promotions.

General and administrative expenses in Q3 2005 decreased by 4.1% to NIS 45.2 million (US$ 9.8 million) compared with NIS 47.1 million in Q3 2004 and decreased by 2.1% from NIS 46.2 million compared with Q2 2005.

Overall, operating profit for Q3 2005 was NIS 211.2 million (US$ 45.9 million), representing a decrease of 23.5% from NIS 275.9 million in Q3 2004, and a decrease of 16.1% from NIS 251.8 million in Q2 2005. The Company recorded quarterly EBITDA of NIS 382.7 million (US$ 83.2 million) compared with EBITDA in Q3 2004 of NIS 413.8 million, a decrease of 7.5%, and a decrease of 9.1% compared with NIS 420.8 million in Q2 2005. In revenue terms, EBITDA decreased to 28.3% of revenues in Q3 2005, down from 30.7% in Q3 2004 and from 33.6% in Q2 2005.

Financial expenses in Q3 2005 were NIS 148.8 million (US$ 32.4 million), up 237.8% from NIS 44.0 million in Q3 2004, and up 79.6% compared with NIS 82.8 million in Q2 2005. The increase was primarily driven by a one-off charge in the amount of NIS 63 million related to the redemption of the US$ 175 million 13% Senior Subordinated Notes on August 15, 2005, as well as interest charges related to both the redeemed Notes and the new CPI-linked shekel-denominated Notes.

Net income in the third quarter of 2005 was NIS 30.9 million (US$ 6.7 million), representing a decrease of 73.1% from NIS 114.9 million in Q3 2004, and 73.3% from NIS 115.8 million in Q2 2005. The decrease compared with both Q3 2004 and Q2 2005 can be primarily attributed to the one-off charges related to the redemption of the 13% Senior Subordinated Notes on August 15, 2005 and the additional activation, retention, and selling and marketing costs associated with the drive to increase 3G subscriber penetration.

Basic earnings per share, based on the average number of shares outstanding during the quarter, were NIS 0.20 (4 US cents) in Q3 2005, down from NIS 0.63 in Q3 2004 and NIS 0.73 in Q2 2005. Fully diluted earnings per share in Q3 2005 were also NIS 0.20 (4 US cents), down from NIS 0.62 in Q3 2004 and down from NIS 0.72 in Q2 2005.

Funding and Investing Review

On August 15, 2005, the Company redeemed its outstanding US$ 175 million 13% Senior Subordinated Notes, due 2010. According to the terms of the Notes, the redemption price was 106.5% of the principal amount. The redemption, which was financed from our new bank facility and funds generated from current operations, concluded the refinancing of the Company’s long term debt into lower cost CPI linked shekel-denominated debt.

In Q3 2005 cash flows generated from operating activities, net of cash flows from investing activities, totaled NIS 46.1 million (US$ 10.0 million), compared with NIS 269.5 million in Q3 2004, a decrease of 82.9%, and compared with NIS 132.8 million in Q2 2005, a decrease of 65.3%. The decrease from Q3 2004 incorporated both a decrease in cash flows from operating activities and an increase in payments for investments in fixed assets. The decrease from Q2 2005 was primarily due to a decrease in cash flows from operating activities, following payment of the one-off charges related to the redemption of the US$ 175 million 13% Senior Subordinated Notes.

Net investment in fixed assets totaled NIS 76.8 million (US$ 16.7 million) in Q3 2005, down from NIS 170.7 million in Q3 2004 and down from NIS 139.4 million in Q2 2005. In Q2 2005 the Company substantially completed the build-out of its 3G network, which started early in 2004. Therefore, the investment level in the current quarter was lower.

Operational Review

In Q3 2005, approximately 71,000 net active subscribers joined the Company compared with approximately 67,000 in Q3 2004 and approximately 37,000 in Q2 2005. The quarterly churn rate increased to 3.2% from 2.6% in Q3 2004 and decreased from 3.6% in Q2 2005. The changes in the churn rates resulted primarily from the prepaid sector. The Company’s active subscriber base at the end of September 2005 was approximately 2,480,000, including approximately 486,000 business subscribers or 19% of the base, approximately 1,255,000 postpaid private subscribers, or 51% of the base, and approximately 739,000 prepaid subscribers, or 30% of the base. Of the Company’s subscriber base, approximately 73,000 are 3G subscribers. Overall, we estimate our total market share to be around 32%.

ARPU in Q3 2005 was approximately NIS 162 (US$ 35), compared with approximately NIS 176 in Q3 2004 and NIS 157 in Q2 2005. The decrease compared with Q3 2004 was primarily driven by the reduction in interconnection charges.

The average minutes of use for Q3 2005 was approximately 306 minutes per month, compared with 291 minutes per month in Q3 2004 and 296 minutes per month in Q2 2005.

In Q3 2005, the average cost of acquiring new subscribers (SAC) was approximately NIS 363 (US$ 79), up from NIS 277 in Q3 2004 and from NIS 263 in Q2 2005. The increase compared with both Q3 2004 and Q2 2005 principally reflects the higher introductory handset subsidies provided to 3G subscribers.

Outlook and Guidance

Commenting on the Company’s outlook, Mr. Alan Gelman, Partner’s Chief Financial Officer said: “In the third quarter we invested in two major courses of action which significantly impacted on our quarterly operating results; one to promote future revenue growth and one to reduce future financial expenses.

As part of our 3G strategy and to establish future incremental revenue streams, we temporarily increased handset subsidies and consequently incurred an increased gross loss on handsets of approximately NIS 40 million compared with Q3 2004 and NIS 35 million compared with the previous quarter. As part of the restructuring of our debt into lower cost CPI linked shekel-denominated debt, we redeemed our expensive US$ 175 million 13% Senior Subordinated Notes and incurred a one-off charge in the amount of NIS 63 million. Since handset subsidies in Q4 will be lower than Q3, we expect our fourth quarter results to support the annual guidance we gave on February 7, 2005, our main objective being to maintain 2005 EBITDA at the level achieved in 2004.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s third-quarter results on Tuesday, November 08, 2005, at 16:00 Israel local time (09AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of November 15, 2005.

About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2,480 million subscribers in Israel (as of 30 September, 2005). Partner subscribers can use roaming services in 161 destinations using 344 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange under the symbol PTNR.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il.

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

        Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

         Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

–  the effects of the high degree of regulation in the telecommunications market in which we operate;

–  regulatory developments relating to tariffs, including interconnect tariffs;

–  regulatory developments related to the implementation of number portability;

–  the difficulties associated with obtaining all permits required for building and operating of antenna sites;

–  alleged health risks related to antenna sites and use of telecommunication devices;

–  the possible requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damages resulting from antenna sites;

–  the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;

–  the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

–  uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

–  the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

–  the risks associated with technological requirements, technology substitution and changes and othertechnological developments;

–  fluctuations in foreign exchange rates;

–  the availability and cost of capital and the consequences of increased leverage;

–  the results of litigation filed or that may be filed against us; and

–  the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

–  As well as the risk factors specified under the heading “Risk Factors” in our 2004 annual report on form 20-F filed with the SEC on April 22, 2005.

The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q3 2005 are unaudited.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2005: US$ 1.00 equals NIS 4.598. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial statements.

Contacts:

Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	3,078	4,611	669	1,003
Accounts receivable:
Trade	750,259	625,220	163,171	135,977
Other	106,775	70,158	23,222	15,258
Inventories	129,470	101,656	28,158	22,109
Deferred income taxes	126,175	255,503	27,441	55,568

T o t a l current assets	1,115,757	1,057,148	242,661	229,915

INVESTMENTS AND LONG-TERM
RECEIVABLES:
Accounts receivables - trade	181,130	96,687	39,393	21,028
Funds in respect of employee rights upon retirement	74,117	69,128	16,119	15,034

	255,247	165,815	55,512	36,062

FIXED ASSETS, net of accumulated
depreciation and amortization	1,820,629	1,843,182	395,961	400,866

LICENSE AND DEFERRED CHARGES,
net of amortization	1,343,916	1,325,592	292,283	288,298

DEFERRED INCOME TAXES	82,053	94,442	17,845	20,540

	4,617,602	4,486,179	1,004,262	975,681

Date of approval of the financial statements: November 7, 2005

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	34,342		7,469
Accounts payable and accruals:
Trade	624,902	552,377	135,907	120,135
Other	213,941	307,364	46,529	66,847
Dividend payable	86,769		18,871

T o t a l current liabilities	959,954	859,741	208,776	186,982

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	809,313	1,185,088	176,014	257,740
Notes payable	2,006,580	753,900	436,403	163,963
Liability for employee rights upon retirement	99,303	92,808	21,597	20,185
Other liabilities, net of current maturities	19,805	7,567	4,307	1,646

T o t a l long-term liabilities	2,935,001	2,039,363	638,321	443,534

T o t a l liabilities	3,894,955	2,899,104	847,097	630,516

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2004 and
September 30, 2005 - 235,000,000 shares;
Issued and outstanding - December 31,
2004 - 184,037,221 shares and
September 30, 2005 - 152,224,013 shares	1,522	1,840	331	400
L e s s - receivable in respect of shares		(2,260)		(492)
Capital surplus	2,394,223	2,362,027	520,710	513,707
Deferred compensation	(15,210)	(23,650)	(3,309)	(5,144)
Accumulated deficit	(1,657,888)	(750,882)	(360,567)	(163,306)

T o t a l shareholders' equity	722,647	1,587,075	157,165	345,165

	4,617,602	4,486,179	1,004,262	975,681

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S.dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2005	2004	2005	2004	2005	2005
	( U n a u d i t e d )
	In thousands (except per share data)

REVENUES - net:
Services	3,487,020	3,438,005	1,208,953	1,204,141	758,378	262,930
Equipment	376,645	383,600	143,369	144,238	81,915	31,181

	3,863,665	3,821,605	1,352,322	1,348,379	840,293	294,111

COST OF REVENUES:
Services	2,265,663	2,145,588	792,806	752,540	492,750	172,424
Equipment	570,464	518,418	231,022	192,077	124,068	50,244

	2,836,127	2,664,006	1,023,828	944,617	616,818	222,668

GROSS PROFIT	1,027,538	1,157,599	328,494	403,762	223,475	71,443
SELLING AND MARKETING
EXPENSES	194,910	248,919	72,105	80,691	42,390	15,682
GENERAL AND ADMINISTRATIVE
EXPENSES	132,935	131,628	45,222	47,134	28,912	9,835

OPERATING PROFIT	699,693	777,052	211,167	275,937	152,173	45,926
FINANCIAL EXPENSES - net	282,462	197,081	148,782	44,042	61,431	32,358

INCOME BEFORE TAXES ON
INCOME	417,231	579,971	62,385	231,895	90,742	13,568
TAXES ON INCOME	145,960	239,834	31,441	116,992	31,744	6,838

NET INCOME FOR THE PERIOD	271,271	340,137	30,944	114,903	58,998	6,730

EARNINGS PER SHARE ("EPS") :
Basic	1.65	1.86	0.20	0.63	0.36	0.04

Diluted	1.63	1.84	0.20	0.62	0.36	0.04

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING:
Basic	164,847,982	183,275,823	151,907,587	183,538,076	164,847,982	151,907,587

Diluted	166,665,935	184,926,914	153,538,181	184,829,244	166,665,935	153,538,181

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	9 month period ended September 30		9 month period ended September 30,
	2005	2004	2005
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	271,271	340,137	58,998
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	521,303	412,248	113,376
Amortization of deferred compensation related to employee stock option
grants, net	8,226	1,180	1,789

Liability for employee rights upon retirement	6,495	14,239	1,412
Accrued interest and exchange and linkage differences
on long-term liabilities	90,062	21,235	19,588
Deferred income taxes	141,717	237,585	30,821
Income tax benefit in respect of exercise of option granted to employees	4,243	2,249	923
Capital loss (gain) on sale of fixed assets	420	(391)	91
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(209,482)	(187,956)	(45,559)
Other	(36,617)	(3,273)	(7,964)
Increase (decrease) in accounts payable and accruals:
Trade	112,349	231,519	24,434
Other	(93,423)	(63,168)	(20,318)
Increase in inventories	(27,814)	(46,571)	(6,049)
Increase (decrease) in asset retirement obligations	(194)	294	(42)
Amount carried to deferred charges	(13,874)		(3,017)

Net cash provided by operating activities	774,682	959,327	168,483

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(467,505)	(408,369)	(101,676)
Purchase of additional spectrum	(41,539)	(48,850)	(9,034)
Proceeds from sale of fixed assets	16	552	3
Funds in respect of employee rights upon retirement	(4,989)	(8,732)	(1,085)

Net cash used in investing activities	(514,017)	(465,399)	(111,792)

CASH FLOWS FROM FINANCING ACTIVITIES:
Financial lease undertaken	15,832		3,443
Repayment of financial lease	(964)		(210)
Repurchase of company's shares	(1,091,841)		(237,460)
Issuance of notes payable under a prospectus, net of issuance costs	1,929,486		419,636
Redemption of notes payable	(793,100)		(172,488)
Proceeds from exercise of stock options granted to employees	30,442	18,629	6,621
Long-term bank loans received	497,001		108,091
Repayment of long term bank loans	(849,054)	(503,227)	(184,658)

Net cash used in financing activities	(262,198)	(484,598)	(57,025)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,533)	9,330	(334)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,611	3,774	1,003

CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,078	13,104	669

Supplementary information on investing and financing activities not involving cash flows

At September 30, 2005, and 2004, trade payables include NIS 84,644,000 ($ 18,409,000) (unaudited) and NIS 147,484,000 ($ 32,076,000) (unaudited) in respect of acquisition of fixed assets and additional spectrum, respectively. This balance will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONSILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	9 Month Period Ended September 30,		9 Month Period Ended September 30,
	2005	2004	2005
	(Unaudited)
	In thousands

Net cash provided by operating activities	774,682	959,327	168,483

Liability for employee rights upon retirement	(6,495)	(14,239)	(1,412)
Accrued interest and exchange and linkage differences on long-term liabilities	(90,062)	(21,235)	(19,588)
Amount carried to differed charges	13,874		3,017
Increase in accounts receivable:
Trade	209,482	187,956	45,559
Other	36,617	3,273	7,964
Decrease (increase) in accounts payable and accruals:
Trade	(112,349)	(231,519)	(24,434)
Other	93,423	63,168	20,318
Increase in inventories	27,814	46,571	6,049
Decrease (Increase) in Assets Retirement Obligation	194	(294)	42
Financial Expenses	256,958	190,269	55,885

EBITDA	1,204,138	1,183,277	261,883

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

	New Israeli shekels
	3 month period ended
	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005
	( U n a u d i t e d )
	I n t h o u s a n d s

REVENUES - net	1,348,379	1,319,132	1,260,468	1,250,875	1,352,322
COST OF REVENUES	944,617	951,008	924,825	887,474	1,023,828

GROSS PROFIT	403,762	368,124	335,643	363,401	328,494
SELLING AND
MARKETING
EXPENSES	80,691	76,325	57,363	65,442	72,105
GENERAL AND
ADMINISTRATIVE
EXPENSES	47,134	49,505	41,510	46,203	45,222

OPERATING PROFIT	275,937	242,294	236,770	251,756	211,167
FINANCIAL
EXPENSES - net	44,042	63,464	50,854	82,826	148,782

INCOME BEFORE
TAXES ON INCOME	231,895	178,830	185,916	168,930	62,385
TAXES ON INCOME	116,992	47,414	61,423	53,096	31,441

NET INCOME FOR THE
PERIOD	114,903	131,416	124,493	115,834	30,944

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
Summary Operating Data

	Q3 2004	Q3 2005

Subscribers (in thousands)	2,269	2,480

Estimated share of total Israeli mobile telephone subscribers	32%	32%

Churn rate in quarter	2.6%	3.2%

Average monthly usage in quarter per subscriber (minutes)	291	306

Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	176	162

Number of 2G operational base stations (in parenthesis number of micro
sites out of total number of base stations)	2,210(730)	2,244(723)

Subscriber acquisition costs in quarter per subscriber (NIS)	277	363

Number of employees (full-time equivalent)	3,107	3,475

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2005

(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2005

(Unaudited)

The amounts are stated in New Israeli Shekels (NIS) in thousands.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S.dollars (see note 2b)
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	3,078	4,611	669	1,003
Accounts receivable:
Trade	750,259	625,220	163,171	135,977
Other	106,775	70,158	23,222	15,258
Inventories	129,470	101,656	28,158	22,109
Deferred income taxes	126,175	255,503	27,441	55,568

T o t a l current assets	1,115,757	1,057,148	242,661	229,915

INVESTMENTS AND LONG-TERM
RECEIVABLES:
Accounts receivables - trade	181,130	96,687	39,393	21,028
Funds in respect of employee rights upon
retirement	74,117	69,128	16,119	15,034

	255,247	165,815	55,512	36,062

FIXED ASSETS, net of accumulated
depreciation and amortization	1,820,629	1,843,182	395,961	400,866

LICENSE AND DEFERRED CHARGES,
net of amortization	1,343,916	1,325,592	292,283	288,298

DEFERRED INCOME TAXES	82,053	94,442	17,845	20,540

	4,617,602	4,486,179	1,004,262	975,681

Date of approval of the financial statements: November 7, 2005

Amikam Cohen Chief Executive Officer	Alan Gelman Chief Financial Officer

2

	New Israeli shekels		Convenience translation into U.S.dollars (see note 2b)
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	34,342		7,469
Accounts payable and accruals:
Trade	624,902	552,377	135,907	120,135
Other	213,941	307,364	46,529	66,847
Dividend payable	86,769		18,871

T o t a l current liabilities	959,954	859,741	208,776	186,982

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	809,313	1,185,088	176,014	257,740
Notes payable	2,006,580	753,900	436,403	163,963
Liability for employee rights upon retirement	99,303	92,808	21,597	20,185
Other liabilities, net of current maturities	19,805	7,567	4,307	1,646

T o t a l long-term liabilities	2,935,001	2,039,363	638,321	443,534

T o t a l liabilities	3,894,955	2,899,104	847,097	630,516

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2004 and
September 30, 2005 - 235,000,000 shares;
Issued and outstanding - December 31,
2004 - 184,037,221 shares and
September 30, 2005 - 152,224,013 shares	1,522	1,840	331	400
L e s s - receivable in respect of shares		(2,260)		(492)
Capital surplus	2,394,223	2,362,027	520,710	513,707
Deferred compensation	(15,210)	(23,650)	(3,309)	(5,144)
Accumulated deficit	(1,657,888)	(750,882)	(360,567)	(163,306)

T o t a l shareholders' equity	722,647	1,587,075	157,165	345,165

	4,617,602	4,486,179	1,004,262	975,681

The accompanying notes are an integral part of these condensed financial statements.

3

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars (see note 2b)
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2005	2004	2005	2004	2005	2005
	( U n a u d i t e d )
	In thousands (except per share data)

REVENUES - net:
Services	3,487,020	3,438,005	1,208,953	1,204,141	758,378	262,930
Equipment	376,645	383,600	143,369	144,238	81,915	31,181

	3,863,665	3,821,605	1,352,322	1,348,379	840,293	294,111

COST OF REVENUES:
Services	2,265,663	2,145,588	792,806	752,540	492,750	172,424
Equipment	570,464	518,418	231,022	192,077	124,068	50,244

	2,836,127	2,664,006	1,023,828	944,617	616,818	222,668

GROSS PROFIT	1,027,538	1,157,599	328,494	403,762	223,475	71,443
SELLING AND MARKETING
EXPENSES	194,910	248,919	72,105	80,691	42,390	15,682
GENERAL AND ADMINISTRATIVE
EXPENSES	132,935	131,628	45,222	47,134	28,912	9,835

OPERATING PROFIT	699,693	777,052	211,167	275,937	152,173	45,926
FINANCIAL EXPENSES - net	282,462	197,081	148,782	44,042	61,431	32,358

INCOME BEFORE TAXES ON
INCOME	417,231	579,971	62,385	231,895	90,742	13,568
TAXES ON INCOME	145,960	239,834	31,441	116,992	31,744	6,838

NET INCOME FOR THE PERIOD	271,271	340,137	30,944	114,903	58,998	6,730

EARNINGS PER SHARE ("EPS") :
Basic	1.65	1.86	0.20	0.63	0.36	0.04

Diluted	1.63	1.84	0.20	0.62	0.36	0.04

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING:
Basic	164,847,982	183,275,823	151,907,587	183,538,076	164,847,982	151,907,587

Diluted	166,665,935	184,926,914	153,538,181	184,829,244	166,665,935	153,538,181

The accompanying notes are an integral part of these condensed financial statements.

4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT
OF CHANGES IN SHAREHOLDERS` EQUITY

	Share capital	Receivables in respect of shares issued	Capital surplus	Deferred Compensation	Accumulated deficit	Total
	In thousands

New Israeli shekels (note 2b)
BALANCE AT JANUARY 1, 2005 (audited)	1,840	(2,260)	2,362,027	(23,650)	(750,882)	1,587,075
CHANGES DURING THE 9 MONTHS ENDED
SEPTEMBER 30, 2005 (unaudited):
Repurchase of Company's shares	(333)				(1,091,508)	(1,091,841)
Exercise of options granted to employees	15	2,260	28,167			30,442
Income tax benefit in respect of exercise of options granted to employees			4,243			4,243
Deferred compensation related to employee stock option grants			2,638	(2,638)
Amortization of deferred compensation related to employee
stock option grants, net of deferred compensation with
Respect to employee stock options forfeited			(2,852)	11,078		8,226
Dividend					(86,769)	(86,769)
Net income					271,271	271,271

BALANCE AT SEPTEMBER 30, 2005 (unaudited)	1,522	-,-	2,394,223	(15,210)	(1,657,888)	722,647

Convenience translation into U.S. dollars (note 2b)
BALANCE AT JANUARY 1, 2005 (audited)	400	(492)	513,707	(5,144)	(163,306)	345,165
CHANGES DURING THE 9 MONTHS ENDED
SEPTEMBER 30, 2005 (unaudited):
Repurchase of Company's shares	(72)				(237,388)	(237,460)
Exercise of options granted to employees	3	492	6,126			6,621
Income tax benefit in respect of exercise of options granted to employees			923			923
Deferred compensation related to employee stock option grants			574	(574)
Amortization of deferred compensation related to employee
stock option grants, net of deferred compensation with
Respect to employee stock options forfeited			(620)	2,409		1,789
Dividend					(18,871)	(18,871)
Net income					58,998	58,998

BALANCE AT SEPTEMBER 30, 2005 (unaudited)	331	-,-	520,710	(3,309)	(360,567)	157,165

The accompanying notes are an integral part of these condensed financial statements.

5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	9 month period ended September 30		9 month period ended September 30,
	2005	2004	2005
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	271,271	340,137	58,998
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	521,303	412,248	113,376
Amortization of deferred compensation related to employee stock option grants, net	8,226	1,180	1,789
Liability for employee rights upon retirement	6,495	14,239	1,412
Accrued interest and exchange and linkage differences
on long-term liabilities	90,062	21,235	19,588
Deferred income taxes	141,717	237,585	30,821
Income tax benefit in respect of exercise of option granted to employees	4,243	2,249	923
Capital loss (gain) on sale of fixed assets	420	(391)	91
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(209,482)	(187,956)	(45,559)
Other	(36,617)	(3,273)	(7,964)
Increase (decrease) in accounts payable and accruals:
Trade	112,349	231,519	24,434
Other	(93,423)	(63,168)	(20,318)
Increase in inventories	(27,814)	(46,571)	(6,049)
Increase (decrease) in asset retirement obligations	(194)	294	(42)
Amount carried to deferred charges	(13,874)		(3,017)

Net cash provided by operating activities	774,682	959,327	168,483

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(467,505)	(408,369)	(101,676)
Purchase of additional spectrum	(41,539)	(48,850)	(9,034)
Proceeds from sale of fixed assets	16	552	3
Funds in respect of employee rights upon retirement	(4,989)	(8,732)	(1,085)

Net cash used in investing activities	(514,017)	(465,399)	(111,792)

CASH FLOWS FROM FINANCING ACTIVITIES:
Financial lease undertaken	15,832		3,443
Repayment of financial lease	(964)		(210)
Repurchase of company's shares	(1,091,841)		(237,460)
Issuance of notes payable under a prospectus, net of issuance costs	1,929,486		419,636
Redemption of notes payable	(793,100)		(172,488)
Proceeds from exercise of stock options granted to employees	30,442	18,629	6,621
Long-term bank loans received	497,001		108,091
Repayment of long term bank loans	(849,054)	(503,227)	(184,658)

Net cash used in financing activities	(262,198)	(484,598)	(57,025)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,533)	9,330	(334)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,611	3,774	1,003

CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,078	13,104	669

Supplementary information on investing and financing activities not involving cash flows

At September 30, 2005, and 2004, trade payables include NIS 84,644,000 ($ 18,409,000) (unaudited) and NIS 147,484,000 ($ 32,076,000) (unaudited) in respect of acquisition of fixed assets and additional spectrum, respectively. This balance will be given recognition in these statements upon payment. As to dividend payable, see note 3d.

The accompanying notes are an integral part of these condensed financial statements.

6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)

1.	Nature of operations

Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel. The Company launched its 3G network on December 1, 2004.

2.	Basis of presentation:

a.	The condensed consolidated interim financial statements at September 30, 2005 and for the nine and three-month period then ended (“the interim financial statements”) have been prepared in condensed form, in accordance with accounting principles generally accepted in the United States for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles in the United States, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels (“NIS”).

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange rate of the U.S. dollar	Israeli CPI
	%	%

Nine months ended September 30,
2005	6.7	1.9
2004	2.4	1.2
Three months ended September 30,
2005	0.5	1.4
2004	(0.3)	(0.2)
Year ended December 31,
2004	(1.6)	1.2

The Nominal NIS figures at September 30, 2005 and December 31, 2004 and for the nine and three month periods ended at September 30, 2005 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at September 30, 2005 ($ 1 = NIS 4.598). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)

3.	Events during the year 2005

a)	On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel. Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company.

The net proceeds from the offering are approximately NIS 1,929 million (approximately $420 million) after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 quarterly installments, beginning June 30, 2009 until June 30, 2012.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

b)	On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility and a six year $100 million revolving loan facility, and is secured by a first ranking floating charge on the Company’s assets. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. are providing the facility, in which United Mizrahi Bank Ltd. is also participating. The new credit facility replaced the Company’s previous facility.

With effect May 1, 2005, the Company exercised an option to reduce the term facility to $150 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility), and to change the final maturity date of both facilities to September 1, 2009. As a result, the total maximum availability under the new credit facility is approximately $275 million.

c)	On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company’s issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.2216 per share. The shares were cancelled pursuant to the repurchase.

d)	On September 13, 2005, the Company’s shareholders approved the distribution of a cash dividend in the amount of NIS 0.57 per share (approximately NIS 86.8 million ($ 18.9 million)) to shareholders on record as of September 26, 2005.

e)	On August 15, 2005 the Company redeemed it’s 175 million US Dollar 13% Notes Payableat a redemption price of 106.5%

f)	The Company is involved in negotiations with MED 1I.C-1 (1999) Ltd. (Med 1) to purchase the transmission business activity of Med 1 for a cash consideration of approximately $18 million. The transaction is subject to conditions including Due Diligence, regulatory approvals and board approvals.

8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)

4.	Stock based compensation

The Company accounts for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company discloses pro forma data assuming the group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. As to the Recently issued revised FAS 123, see note 5. Compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during the nine period ended September 30, 2005 is NIS 21.36, ($4.65) No options were granted during the three-months period ended September 30, 2005 . The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 58%; risk-free interest rate in NIS terms 3.5%; weighted expected life – 5 years.

No options were granted during the nine and three-months periods ended September 30, 2004.

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation

	New Israeli shekels				Convenience translation into U.S. dollars (see note 2b)
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2005	2004	2005	2004	2005	2005
	( U n a u d i t e d )
	In thousands (except EPS data)

Net income, as reported	271,271	340,137	30,944	114,903	58,998	6,730
Add: stock based employee
compensation expense, included
in reported net income	6,376	767	964	363	1,387	210
Deduct: stock based employee
compensation expense determined
under fair value method for all awards	24,601	4,334	4,223	1,909	5,351	919

Pro-forma net income	253,046	336,570	27,685	113,357	55,034	6,021

EPS:
Basic - as reported	1.65	1.86	0.20	0.63	0.36	0.04

Basic - pro forma	1.54	1.84	0.18	0.62	0.33	0.04

Diluted - as reported	1.63	1.84	0.20	0.62	0.36	0.04

Diluted - pro-forma	1.52	1.82	0.18	0.61	0.33	0.04

9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)

5.	Recent accounting pronouncements:

1)	FAS 123 (revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). Early adoption of FAS 123R is encouraged.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”). SAB No. 107 provides guidance on the initial implementation of FAS No. 123(R). In particular, the statement includes guidance related to share-based payment awards with non-employees, valuation methods and selecting underlying assumptions such as expected volatility and expected term. It also gives guidance on the classification of compensation expense associated with share-based payment awards and accounting for the income tax effects of share-based payment awards upon the adoption of FAS No. 123(R). The Company is currently assessing the guidance provided in SAB No. 107 in connection with the implementation of FAS No. 123(R).

On April 15, 2005, the Securities and Exchange Commission approved a new rule, under which FAS 123R is effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005 (first quarter of 2006 for the company). This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated. The impact in 2006 and beyond will depend upon various factors, among them the Company’s future compensation strategy.

10

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)

5.	Recent accounting pronouncements (continued):

2)	FAS 154 Accounting Changes and Error Corrections – a replacement of Accounting Principles Board Opinion (“APB”) No. 20 andFASB Statement No. 3.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections”. FAS No. 154 is a replacement of Accounting Principles Board Opinion (“APB”) No. 20 andFASB Statement No. 3. FAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS No. 154also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.

FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The Company does not expect this standard to have a material effect on the Company’s financial statements or results of operations.

6.	Contingent liabilities:

a)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place. The Company submitted its response to the amended motion to certify the claim as a class action on August 1 2005. A hearing is scheduled to December 28, 2005.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

11

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2005
(Unaudited)

6.	Contingent liabilities:

b)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million (or according to the claimant’s response – NIS 100 million per year until 1.3.2005). The Company filed its response on October 1, 2003. The claimants have filed their response to the Company’s response on July 12, 2005. A hearing is scheduled on April 26, 2006.

At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

c)	On September 14, 2004, a claim was filed against the Company, together with a motion to recognize this claim as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that Partner clients have suffered damages of approximately NIS 173 million over a period of two years and that Partner is in violation of the Consumer Protection Law. The Company has filed a response and the claimant filed a response to the Company’s response. The court dismissed the claim on November 3, 2005, based on parties consent.

d)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

e)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

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PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2005 (Unaudited)

7.	Taxes on income:

a)	On June 29, 2004, the Israeli Parliament passed the Income Tax Ordinance Amendment (No. 140 and Ad Hoc Provision) Law, 2004 (hereafter – the 2004 Amendment), which provides for the gradual reduction – commencing from January 1, 2004 – in the rate of corporate tax from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The 2004 Amendment was signed at the beginning of July 2004 by the officials authorized by the State of Israel to approve it, and was published in the Official Gazette of the Government of Israel on July 11, 2004.

In accordance with FAS 109 (“Accounting for income taxes”), the effect of the 2004 amendment was included in the financial statements for the period of the nine and three months ended September 30, 2004, resulting in an increase in the Company’s income tax expenses (current and deferred) for those periods by NIS 34.5 million.

b)	On July 25, 2005, the Israeli Parliament passed the second and third readings of the proposed Income Tax Ordinance Amendment (No. 147 and Ad Hoc Provision) Law, 2005 (hereafter – the 2005 Amendment). The 2005 Amendment further reduces the corporate tax rates stipulated under the 2004 amendment, and provides for the gradual reduction – commencing from January 1, 2006 - in the following manner: the rate for 2006 will be 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26%, and in 2010 and thereafter - 25%.

The effect of the 2005 amendment included in the financial statements for the period of the nine and three months ended September 30, 2005, on the Company’s income tax expenses (current and deferred) for those periods is not material.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: November 8, 2005